COMMITMENT LETTER
The Bolt Supply House Ltd.
Summary of Terms and Conditions
Bank of Montreal ("BMO") is pleased to advise that it has authorized the following credit facility for The Bolt Supply House Ltd. on the terms and conditions outlined in this Commitment Letter. The Schedules listed below and attached form part of this Commitment Letter.
Notwithstanding any other provision of this Commitment Letter, any Advance under any Facility hereunder will be made at BMO's sole discretion. Any unutilized portion of any Facility hereunder may be cancelled by BMO at any time without prior notice.
Borrower:    The Bolt Supply House Ltd.    (the "Borrower")

Lender:	BMO Bank of Montreal	(the "Bank")

A. CREDIT FACILITIES:
FACILITY #1:    CDN DOLLAR MASTERLINE FACILITY
Amount:    Maximum $5,500,000
Repayment:    From Business receipts.
Availability:    To be available in any combination of the following borrowing options

Margin:
The availability of funds under the following utilizations is subject to a maximum, on a forward margin basis of 75% of the Bank's valuation of assigned / hypothecated accounts receivable after deducting accounts receivable 61 days or more past due, accounts in dispute, inter company accounts, and the value of any prior ranking claim plus 50% of the Bank's valuation of assigned / hypothecated inventory which is free and clear, excluding work in process, consignment inventory or inventory subject to any prior charge or claim

(a)    CDN DOLLAR OVERDRAFT FACLITY
Account #:    0512-1040538
Purpose:    For operating purposes
Amount:    Maximum $5,500,000
Repayment:    From Business receipts.
Interest:    BMO Bank of Montreal Prime plus 0.25% floating, payable-monthly in arrears.
Prime Rate means the floating annual rate of interest established from time to time by the BMO
Bank of Montreal as the reference rate it will use to determine rates of interest on Canadian dollar loans to customers in Canada. Prime rate is presently 2.70%
Fees:    $500 fixed fee per month including standard service charges based on account activity.
(b)    COMMERCIAL LETTERS OF CREDIT
Purpose:    To cover issuance of commercial letters of credit to various suppliers for purchase of inventory
Amount:    Maximum $5,500,000
Availability:    USD and/or CDN dollars

COMMITMENT LETTER

The Bolt Supply House Ltd.
Summary of Terms and Conditions

Term:
Letters of credit are restricted to terms of one year or less and are to contain a 30 day cancellation clause in each instance
Commissions payable quarterly in advance at 0.1% per month (1.2% per annum) of part thereof subject to a mirk $50 charge.

Pricing;

FACILITY #2    SETTLEMENT RISK
Amount:    $1,000,000
Purpose:    To facilitate payroll Electronic Funds Transfer "EFT".
B. GENERAL TERMS & CONDITIONS:
Reporting:    The following reports are to be provided to the Bank within 120 days of the Borrower's year end;
1.    Audited year-end financial statements of The Bolt Supply House Ltd.
2.    Confirmation of Fire Insurance renewal.
3.    Current Accounts Receivable listing
4.    Current Accounts Payable listing
5.    Current Inventory listing
In addition, the following reports are to be provided monthly to the Bank within 25 days of each month end:
1. Aged listing of outstanding accounts receivable identifying accounts in dispute, inter-company accounts, and the value of any prior ranking claims as identified by the client
2 A valuation of inventory excluding inventory held on a consignment basis, and identification by the client of all inventory subject to a prior charge or claim in favour of a creditor other than the Bank.

Financial Covenants:
The following financial covenants are to be tested in conjunction with the annual review based on the company financials provided. A breach fee of $200 per day per occurrence applies if in breach until the covenant is again in compliance per Bank established terms and conditions and may be requested in writing from BMO for client to inject funds to remedy.

1.
Working capital ratio is defined as current assets divided by current liabilities (as defined by Generally Accepted Accounting Principles) to be a minimum of 1.35:1. (PRESENTLY) Measured on the basis of Annual financial statements. Intangible assets as determined by the Bank are to be excluded (i.e. Future Income Taxes, Due from Shareholders/Directors/Affiliated or Related Companies, etc.). Met fiscal 2016 - 1.98:1

2.
Maximum ratio of Debt/Tangible Net Worth not to exceed 2.5:1. Total debt is defined by Generally Accepted Accounting Principles, excluding all debt formally subrogated to the Bank and Future Income Taxes. Tangible Net Worth is defined to include Share Capital, Retained Earnings and formally subrogated debt to the Bank and to exclude intangibles such as Leasehold improvements, Goodwill,- Shareholder Loan Receivables, Advances to and/or investments in affiliated companies, and any other intangibles at the Bank's discretion. To be tested annually based on audited year-end statements. Met fiscal 2016: Ratio was 0.81:1

COMMITMENT LETTER
The Bolt Supply House Ltd.
Summary of Terms and Conditions
3. The Borrower will maintain a minimum Debt Service Coverage Ratio of no less than 1.25:1
Met Fiscal 2016 - 1.31:1

·	Debt Service Coverage: shall be determined by dividing Cash Flow Available for Debt Service, by Scheduled Debt Service Requirements

·
Cash Flow Available for Debt Service: means the sum of the Borrower's net after tax income, plus depreciation/amortization expense, plus non-cash items, plus interest expenses, plus any after tax management bonus which is returned to the company in the form of subrogated shareholders' loans all of which shall be determined in accordance with GAAP.

·	Scheduled Debt Service Requirements: means the aggregate of total interest expenses, capital lease payments and scheduled amortization or repayments of principal.
** Covenant breaches are subject to a $200 breach fee.
Security Held:

Annual Review:
1)Bank of Montreal documentation for current account authorities.
2)Overdraft lending agreement to support $5,500,000 in conjunction with Facility #1, subject (a)
3)General Security Agreement in 1[51] position over The Bolt Supply House Ltd. with a General Assignment of Booked Debts covering Alberta, British Columbia, Saskatchewan, and Manitoba with notice for registration under Section 427.
4)Assignment of Fire Insurance including standard mortgage clause showing Bank of Montreal as first loss payable
The credit facilities are subject to periodic and at least annual review. The next credit review shall be due August 31, 2017 based on our reporting requirements. An annual review fee of $1,500 will be charged annually in concurrence with the review.
The Borrower will be responsible, in addition to those fees outlined above, for the following:
I) All legal costs including those of the Bank's solicitor, accounting and other professional fees, registry searches and registration fees for searching, preparing, execution and registration of all loan and security documentation.
2) All reasonable out of pocket expenses incurred by the Bank in connection with the establishment, administration and enforcement of the facility and the obtaining of applicable security.

Legal Fees & Related Costs:

C. BANKING SERVICES:
Deposit Accounts:    The Borrower will maintain an active banking accounts with Bank of Montreal. All deposit accounts will be subject to standard service charges.

COMMITMENT LETTER
The Bolt Supply House Ltd.
Summary of Terms and Conditions

Cash Management:
Various cash management banking services are available to enhance convenience, reduce operating costs, and earn interest on surplus funds. We would be pleased to outline these options for you at your convenience.

D. ACCEPTANCE: Accepted this 30 day of March ,2017.

THE BOLT SUPPLY HOUSE LTD.	BANK OF MONTREAL
/s/ Doug Drury	/s/ Matt Vandenbergh
Per: Vice-President, Finance	Matt Vandenbergh, Relationship Manager
/s/ Jen Kirnbauer
Per:	Jen Kirnbauer, Commercial Account Advisor

COMMITMENT LETTER
The Bolt Supply House Ltd.
Summary of Terms and Conditions

Advance: Advances: Bankers' Acceptances
SCHEDULE A DEFINITIONS
Each use of the Facilities is an "Advance" and all such usages outstanding at any time are "Advances".
Borrowing by the Borrower and any reference relating to the amount of Advances shall mean the sum of the principal amount of all outstanding Advances
An instrument denominated in Canadian dollars, drawn by the Borrower and accepted by BMO in accordance with this Commitment Letter, and includes a "depository note" within the meaning of the Depository Bills and Notes Act (Canada) and a bill of exchange within the meaning of the Bills of Exchange Act (Canada). A stamping fee will be charged by BMO on each Advance evidenced by a Bankers' Acceptance.

Business Day:    Any day that is not a Saturday, Sunday or other day on which BMO is authorized or required by applicable law in Calgary, AB to remain closed.
Capitalization:    Senior Funded Debt plus shareholder's equity.
Card Services Interest Rate:    Per Corporate MasterCard Agreement
Deferred Taxes:    An account on a company's balance sheet that is a result of temporary differences between the company's accounting and tax carrying values, the anticipated and enacted income tax rate, and estimated taxes payable for the current year. This liability may or may not be realized during any given year, which makes the deferred status appropriate.
Generally Accepted Accounting    Except as otherwise expressly provided herein, all terms of accounting or financial nature
Principles (GAAP):    shall be construed in accordance with GAAP, as in effect from time to time. All calculations of the components of financial information for the purposes of determining compliance with the financial ratios and financial covenants contained herein shall be made on a basis consistent with GAAP in existence as at the date of the Commitment Letter and used in preparation of the consolidated financial statements of the Borrower [and Guarantor(s)]. Upon adoption by the Borrower [and Guarantor(s)] of International Financial Reporting Standards (IFRS), or in event of a change in GAAP, the Borrower and [and Guarantor(s)] BMO shall negotiate in good faith to revise (if appropriate) such ratios and covenants to give effect to the intention of the parties under this Commitment Letter, and any new ratio or covenant shall be subject to the approval of BMO. In the event that such a negotiation is unsuccessful, all calculations thereafter made for the purpose of determining compliance with the financial ratios and financial covenants contained herein shall be made on a basis consistent with GAAP in existence as at the date of the Commitment Letter.

Government of Canada Bond Rate LIBOR Rate
Benchmark bond yields published by the Bank of Canada based on mid-market closing yields of selected Government of Canada bond issues that mature approximately in the indicated terms.
With respect to any 30, 60, 90, 180 or 360-day period, the annual rate of interest at which BMO, in accordance with its normal practice, would be prepared to offer deposits of U.S. dollars to leading banks in the London Interbank Market for delivery on the first day of the applicable period, with a maturity comparable to the applicable period, at approximately 11:00 a.m., (London, England time) two Business Days prior to the commencement of such period, where for the purpose of this definition "Business Days" do not include days which are not regular business days in London or in New York.

COMMITMENT LETTER
The Bolt Supply House Ltd.
Summary of Terms and Conditions

Mortgaged Property
Means the real property described in the Mortgage, all appurtenances thereto and all estates and interests therein, and includes all buildings, plant, machinery, crops, erections and improvements, fixed or otherwise, present or future, built, grown, placed or put thereon including all fences, heating equipment, plumbing equipment, antennae, radiators, mirrors, air-conditioning equipment, ventilating equipment, fire alarm and protective systems, lighting and lighting fixtures, hay racks, barn fixtures, milking machine equipment, water tanks, pumps and windmills, water bowls and pipes, feed boxes, litter carriers and tracks, mobile homes affixed to the real property, furnaces, boilers, oil burners, stokers, water heating equipment, cooking and refrigeration equipment, window blinds, floor coverings, storm windows, storm doors, window screens, door screens, shutters and awnings, all apparatus and equipment appurtenant thereto, and all other fixtures and accessions of any kind or nature.

Mortgage Rate:    Per annum interest rate determined and accrued daily and compounded semi-annually, not in advance, on the outstanding balance of the loan.

Net Operating Income:
For any fiscal year of the Borrower means the gross annual revenue actually received by the Borrower during such fiscal year from tenants pursuant to Leases, less the Borrower's operating expenses and management fees actually paid, and structural reserves, market vacancy allowance and had debt allowance taken or allowed for, in each case related to the Mortgaged Property during such fiscal year, each in an amount satisfactory to BMO based on reasonable industry standards but with no deduction for depreciation, amortization or interest expense.

Off Balance Sheet (OBS)    An asset or debt or financing activity not on the company's balance sheet

Prime Rate: Tangible Net Worth: US Base Rate
On any day, the annual rate of interest established by BMO and in effect on such day as the reference rate used to determine the rate of interest charged on Canadian dollar loans to commercial customers in Canada, and designated by BMO as its "Prime Rate".
The book value of the shareholder's equity in the corporation plus loans made by the shareholders to the corporation that are assigned, postponed and subordinated in favour of BMO, less any goodwill, amounts due from officers and non-arm's-length entities, long term investments, leasehold improvements, future income tax, patents, or other such assets as are properly classified as "intangible", all as determined by BMO.
On any day, the floating annual rate of interest established by BMO and in effect on such day as the reference rate used to determine the rate of interest charged on U.S. dollar loans to commercial customers in Canada, and designated by BMO as its "US Base Rate".

COMMITMENT LETTER
The Bolt Supply House Ltd.
Summary of Terms and Conditions
SCHEDULE B
GENERAL TERMS AND CONDITIONS

Assignment:
This Commitment Letter shall be binding upon and enure to the benefit of the parties and their respective successors and permitted assigns. The Borrower shall not assign any of its rights or obligations hereunder without the prior written consent of BMO. BMO may assign all or part of its rights or obligations under this Commitment Letter or in respect of any Facility or any Security to any person.

Confidentiality:
The Borrower and each Guarantor agrees that, without the prior written consent of BMO, it shall not provide this Commitment Letter to, nor discuss the terms and structure of this offering with, any party other than its employees, lawyers and financial advisors (but not commercial lenders). The Borrower and each Guarantor consents to the release of information provided to BMO in connection with this Commitment Letter and the Facilities to BMO Financial Group business groups, affiliates and subsidiaries for the purpose of assisting BMO in supporting the Borrower with its strategic plans.

Conflicts:
All terms and conditions of BMO's usual and customary security documents and supporting documents shall be deemed to be incorporated in and form part of this commitment. In the event of any conflict or inconsistency between this Commitment Letter and the terms of any security or supporting document given in connection with this Commitment Letter, any Facility or the Security, the terms of the security or supporting documents shall prevail.

Entire Agreement; Waivers	This Commitment Letter supersedes and replaces all prior discussions, and letters and agreements (if any) describing the

Severability; Amendments:
terms and conditions of the facilities contained in this Commitment Letter. This Commitment Letter does not, however, serve to operate as a novation. To the extent necessary, BMO reserves all of its rights in respect of any security that has previously been granted to secure the obligations with respect to the Facilities. The failure of BMO to require performance by the Borrower or any Guarantor of any provision of this Commitment Letter shall in no way affect the right thereafter to enforce such provision; nor shall the waiver by BMO of any breach of any covenant, condition or proviso of this Commitment Letter be taken or held to be a waiver of any further breach of the same covenant, condition or proviso. If any provision of this Commitment Letter is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision and the remainder of this Commitment Letter shall continue in full force and effect. No change or modification of this Commitment Letter is binding upon the parties unless it is in writing and signed by all parties.

Evidence of Debt:
The Borrower acknowledges that the actual recording of the amount of any advance or repayment under the Facilities, and interest, fees and other amounts due in connection with the Facilities, in the accounts of the Borrower maintained by BMO, shall constitute prima facie evidence of the Borrower's indebtedness and liability from time to time under this Commitment Letter; provided that the obligation of the Borrower to pay or repay any indebtedness and liability in accordance with this Commitment Letter shall not be affected by the failure of BMO to make such recording

Expenses:
All costs and expenses incurred by BMO in establishing, documenting and operating the Facilities (including, but not limited to, legal, appraisal and consulting fees and costs) and in connection with the enforcement of the loan doCumentation are for the account of the Borrower and the Borrower agrees to pay the same in full whether or not this transaction is completed as contemplated herein.

Holdbacks:
In the event the Borrower fails to satisfy any condition hereunder which is required to be met prior to receiving any Advance under a Facility, BMO may, at its option and in its sole discretion, provide such Advance to the Borrower subject to a holdback of funds to address

COMMITMENT LETTER
The Bolt Supply House Ltd.
Summary of Terms and Conditions
such failure.

Increased Costs, Taxes, Risks,	The Borrower will reimburse any costs BMO incurs in performing its obligations under the Facilities resulting from any etc.
change in law, including any reserve or special deposit requirement or any tax or capital requirement or any change in the compliance of BMO therewith, that has the effect of increasing the cost of funding to BMO or reducing the effective return on its capital. All loan repayments shall be made free and clear of any present and future taxes, withholdings or any other deductions. Upon the occurrence of any event which is deemed, in 13MO's sole discretion, to increase risk to BMO in respect of any Facility, BMO may review the pricing of any Facility.

Indemnification:
The Borrower and each Guarantor jointly and severally agree to indemnify BMO from and against any and all losses, claims, damages and liabilities arising from activities under or contemplated under this Commitment Letter, any Facility or the Security other than those arising solely as a result of I3MO's gross negligence or wilful misconduct.

Joint and Several:
Where more than one person is liable as Borrower or Guarantor for any obligation under or in connection with this Commitment Letter, then the liability of each such person for such obligation is joint and several with each other such person.

Language:
It is the express wish of the parties that this agreement and any related documents be drawn up and executed in English. Les parties conviennent que la prosente convention et tous les documents s'y rattachant soient rediges et signs en anglais.

Review:	BMO retains the right to review the Facilities at any time and at least annually.

COMMITMENT LETTER
The Bolt Supply House Ltd.
Summary of Terms and Conditions
SCHEDULE C
CONDITIONS PRECEDENT TO ADVANCES

-	Signed Commitment Letter

-	Evidence of corporate (or other) status and authority
Completion and registration (as applicable) of all Security (defined herein) and other supporting documents

-	Completion of all facility documentation and account agreements and authorities, as applicable

-	Compliance with all representations and warranties contained herein

-
Compliance with all cotenants (financial and non-financial) contained herein No Event of Default (defined herein) shall have occurred and be continuing Compliance with all laws (including environmental)

-	Payment of all fees and expenses

-	Receipt of all necessary material governmental, regulatory and other third party approvals (including environmental approvals and certificates)

-	Satisfactory due diligence (including, without limitation, anti-money laundering, proceeds of crime and "know your customer" requirements and procedures, environmental and insurance due diligence)

-	Nothing shall have occurred since the date of the latest financial statements provided to BMO (Dated: Feb 29 2016 ) or after the date of this Commitment Letter which would have a material adverse effect upon the business, operations or properties of the Borrower or any Guarantor, the rights and remedies of BMO, or the ability of the Borrower or any Guarantor to perform its obligations to BMO

-	Repayment of all existing indebtedness (excluding permitted indebtedness)

-
Satisfactory review by BMO (or, at BMO's option and the Borrower's expense, an insurance consultant) of insurance policies issued to the Borrower(s) and/or the Guarantor(s) and compliance with any changes required to satisfy BMO's insurance requirements

-	Disclosure of all material contingent obligations

-	Confirmation that no shares of the Borrower held by the principal shareholders have been pledged as security for any financial or other indebtedness

-	Corporate taxes of the Borrower [and personal taxes of the principal shareholder] are to be confirmed current and up-to-date

-	Satisfactory evidence that all other taxes payable by the Borrower [and Guarantor] (including, without limitation, GST, HST, sales tax, and withholdings) have been paid to date

-	All Canadian bank accounts of the Borrower [and corporate Guarantors] are to be maintained with BMO Any other document or action which BMO may reasonably require

COMMITMENT LETTER
The Bolt Supply House Ltd.
Summary of Terms and Conditions
SCHEDULE D
COVENANTS

-	Payment of all indebtedness due in connection with this Commitment Letter or any Facility

-	Maintenance of corporate existence and status

-	Payment of all taxes (including, without limitation, corporate, GST, FIST, sales tax and withholdings)

-	Compliance with all laws, regulations and applicable permits or approvals (including health, safety and employment standards, labour codes and environmental laws)

-	Compliance with all material agreements

-	Maintenance of property and assets in good working condition

-	Use of proceeds to be consistent with the approved purpose

-
Notices of default, material litigation, and regulatory proceedings to be provided to BMO on a timely basis - Access by BMO to books and records; BMO to have right to inspect property to which its security applies

-	No assumption of additional indebtedness or guarantee obligations by Borrower without prior written consent of BMO

-	No liens or encumbrances on any assets except with the prior written consent of BMO

-	No change of control or ownership of the Borrower or any Guarantor without the prior written consent of BMO

-	No disposition of property or assets (except in the ordinary course of business) without the prior written consent of BMO

-
No material judgments or material legal action initiated against the Borrower and/or any Guarantor(s) - No material acquisitions, hostile takeovers, mergers or amalgamations without BMO's prior written approval

-
No financial assistance, investments, employee loans or affiliate transactions, except for those held at the date of this Commitment Letter and in amounts approved by BMO, and subject to ongoing compliance with the other covenants contained in this Commitment Letter

-	No sale and leaseback transactions

-	Borrower will not, without BMO's prior written consent, request or accept any prepayments of rent pursuant to any lease in connection with the Mortgaged Property except for the last month's rent

-	Borrower will not charge any rent to any tenant of any part of the Mortgaged Property in excess of the amount of rent then permitted by applicable law

COMMITMENT LETTER
The Bolt Supply House Ltd.
Summary of Terms and Conditions
SCHEDULE E
REPRESENTATIONS AND WARRANTIES

-
It has the corporate status, power and authority to enter into this Commitment Letter and any agreement executed in connection with a Facility or any Security to which it is a party, and to performs its obligations hereunder and thereunder

-    It is in compliance with all applicable laws (including environmental laws) and its existing agreements
Except as otherwise disclosed to BMO in writing, no consent or approval of, registration or filing with, or any other action by, any governmental authority is required in connection with the execution, delivery and performance by it of this Commitment Letter and any agreement executed in connection with a Facility or any Security to which it is a party

-	All factual information that has been provided to BMO for purposes of or in connection with this Commitment Letter or any transaction contemplated herein is true and complete in all material respects on the date as of which such information is dated or certified

-	Since December 31 2014, no event, development or circumstance has occurred that has had or could reasonably be expected to have a material adverse effect on the business, assets, operations or condition, financial or otherwise, of the Borrower or any Guarantor

-	There is no material litigation pending against it or, to its knowledge, threatened against or affecting it

-	It has timely filed or caused to be filed all required tax returns and reports and has paid or caused to be paid all required taxes

-	It has good and marketable title to its properties and assets
It has complied with all obligations in connection with any pension plan which it has sponsored, administered or contributed to, or is required to contribute to including, without limitation, registration in accordance with applicable laws, timely payment of all required contributions or premiums, and performance of all fiduciary and administration obligations

-	It has ownership of and/or sufficient rights in any material intellectual property

-
It maintains insurance policies and coverage that provides sufficient insurance coverage in at least such amounts and against at least such risks as are usually insured against in the same general area by persons in the same or a similar business

-	It is not in default nor has any event or circumstance occurred which, but for the passage of time or the giving of notice, or both, would constitute a default under any loan, credit or security agreement, or under any material instrument or agreement, to which it is a party

COMMITMENT LETTER
The Bolt Supply House Ltd.
Summary of Terms and Conditions
SCHEDULE F
EVENTS OF DEFAULT

-	Failure to pay any interest, principal, fees or other amounts due in connection with this Commitment Letter or any of the Facilities

-	Breach by the Borrower or any Guarantor of any covenant or agreement under or in connection with this Commitment Letter or any of the Facilities
- The occurrence of an event of default under any document executed in connection with a Facility or any of the Security

-	Inaccurate or false representations or warranties made by the Borrower or any Guarantor under or in connection with this Commitment Letter

-
The Commitment Letter or any document executed in connection therewith or in connection with a Facility or the Security is repudiated by the Borrower or any Guarantor or is no longer in force and effect

The Borrower or any Guarantor (i) becomes insolvent, (ii) is unable generally to pay its debts as they become due, (iii) makes a proposal in bankruptcy or files a notice of intention to make such a proposal, (iv) makes an assignment in bankruptcy, (v) brings a court action to have itself declared insolvent or bankrupt, or another person brings an action for such a declaration, or (vi) defaults under any payment obligation to another creditor or breaches any agreement with another creditor in respect of a payment obligation

-	A material adverse change occurs in the financial condition, business, property or prospects of the Borrower or any Guarantor, as determined by HMO

-	Change of ownership or control occurs without BMO's prior consent
A judgment is made against the Borrower or any Guarantor in excess of $0.01 by any court of competent jurisdiction and such judgment is not either (i) actively and diligently appealed and execution thereof stayed, or (ii) paid or otherwise satisfied, in each case within 30 days of the rendering of such judgment